Bank of Ireland Group Head Office, 40 Mespil Road, Dublin 4 Tel + 353 (0)1 661 5933 www.bankofireland.com

Mr John A. Spitz,

Senior Staff Accountant,

United States Securities and Exchange Commission,

Washington, D.C. 20549

30 August 2013

Re:          The Governor and Company of the Bank of Ireland

Form 20-F for Fiscal Period Ended 31 December 2012

Filed 27 March 2013

File No. 001-14452

Dear Mr Spitz,

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated 23 July 2013 concerning the Annual Report on Form 20-F for the fiscal period ended 31 December 2012 (the “2012 Form 20-F”) of The Governor and Company of the Bank of Ireland (the “Group”).  The Group’s responses to the comment letter are noted below. To facilitate the Staff’s review, each response is preceded by the Staff’s comments.

In some of the responses, in light of the Staff’s comments, the Group has proposed providing disclosures in the Annual Report on Form 20-F for 2013 (the “2013 Form 20-F”) that may differ from or supplement the corresponding disclosure in the above-referenced Form 20-F.  The Group continues to believe its prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate. We note that where we have presented proposed forms of disclosure, those disclosures will be subject to review and revision in light of facts and circumstances at the time of the filing of the 2013 Form 20-F.

Certain additional disclosures requested in your Comment Letter dated 23 July 2013 overlap considerably with other disclosure requirements outlined in the revised guidance issued by the Central Bank of Ireland which are applicable to the Group beginning with the 2013 Form 20-F.

The Central Bank of Ireland revised “Impairment Provisioning and Disclosure Guidelines”

Since we filed the 2012 Form 20-F in March 2013, the Central Bank of Ireland (“CBoI”) published its revised “Impairment Provisioning and Disclosure Guidelines” (the “guidelines”) dated 31 May 2013, which sets out policies, procedures and disclosures which State(1) supported Covered Institutions(2), including the Group, should adopt for loans and receivables financial assets (and held to maturity financial assets where applicable) that are subject to impairment review in accordance with the requirements of International Accounting Standard (“IAS”) 39 and within the context of International Financial Reporting Standards (“IFRS”).  These revised guidelines updated the CBoI’s previously issued “Impairment Provisioning and Disclosure Guidelines” published in December 2011 which the Group adopted for the 2012 Form 20-F.

(1)  The term “ State” means the Republic of Ireland, its Government and, where and if relevant, Government departments and agencies.

(2)  A Covered Institution is defined as a credit institution or a subsidiary of a credit institution: (a) that stands specified by order by the Minister under section.

We are still considering the detailed interpretation and implementation of the recently published revised CBoI guidelines, a process which includes on-going dialogue with the CBoI, and, as such, we have not yet concluded on all of the applicable disclosures to be included in the 2013 Form 20-F. We expect to finalise our position in the fourth quarter of 2013. The content of our disclosures in respect of forbearance for 2013 will be affected by this on-going dialogue and consideration. However, we do not expect that the additional disclosures, set out in our responses below, will change in any substantive manner.

Supplementary Asset Quality Disclosures, page 367

1)    We note your forbearance disclosures related to your Retail Ireland mortgages, Retail UK mortgages, and remaining loans and advances (excluding residential mortgages) disclosed on pages 376, 390, and 392, respectively. We also note disclosure of your forbearance strategies on pages 85-86. Noting the increase to your Retail Ireland mortgage forbearances during the current year and the lack of comparable period forbearances for both your Retail UK mortgages and remaining loans and advances, please revise your future filings to include the following to supplement your current disclosures.

•      Provide a roll forward of the forbearance activity during each period presented. We note that your current disclosure only includes the current stock position of forbearance treatments as of each balance sheet date. For example, we note your disclosure on page 378 of a roll forward of forbearance accounts but believe that corresponding loan balances would be meaningful disclosure.

•      Disclose the related impairment allowances and provisions recorded for your forbearance agreements for each period presented.

•      Disclose the interest income recognized on your forbearance agreements.

•      Provide an enhanced discussion of the reason(s) for movements in asset quality and corresponding provisioning as it relates to these forbearance agreements.

Responses:

•      We will revise our disclosure in the 2013 Form 20-F to disclose the opening to closing roll forward of forbearance treatments for each of Retail Ireland Mortgages, Retail UK Mortgages and Non-mortgage forbearance treatments, which will be presented for 2013 and in each of the future filings. Appendix 1 sets out a pro-forma of the proposed reporting in relation to these items.

•      We will disclose in the 2013 Form 20-F the Impairment allowances/provisions recorded for our forborne loan book for 2013 and 2012.

•      We will disclose the interest income recognized on our forbearance agreements for 2013 as part of the narrative in the Interest income note, see page 242 of the 2012 Form 20-F.

•      We will provide enhanced narrative for the material movements in relation to the above and related disclosures.

•      The required comparative data was not captured historically for all of the above disclosures as it is not required under IFRS and it may not be possible to obtain this historic data. Therefore, we may not be in a position to provide comparatives for disclosures in all cases. However, we will provide the above disclosures on an on-going basis in future filings.

2)  As a related matter, please revise your future filings to provide the tabular presentations currently presented on pages 376 and 390 for your Retail Ireland and Retail UK mortgage forbearances, respectively, also for your remaining loans and advance (excluding residential mortgages) forbearances. Given that your remaining loans and advances (excluding residential mortgages) forbearances total €8.5 billion as of December 31, 2012, we believe that these disclosures would be meaningful to an investor.

Response:

We note your comments above, and in future filings we will provide a tabular presentation of the non-mortgage book aged in a similar manner to pages 376 and 390 of the 2012 20-F. In addition to including the loan volumes above, we will provide the number of accounts where it is relevant and meaningful, i.e. where exposures are typically managed on an individual account basis rather than on an overall borrower connection basis.

Accuracy and adequacy of disclosure in the filing

We acknowledge that:

•                  Management is  responsible for the adequacy and accuracy of disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Group may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the information above is useful in addressing the queries raised in your letter.

Please contact either myself (Tel: +353 76 6235141) or Jim Hickey (Director of Group Finance: Tel: +353 76 624 8879) if you have any questions relating to the response.

Yours sincerely,

/s/ Andrew Keating
Andrew Keating
Group Chief Financial Officer

Cc:

Richie Boucher

Group Chief Executive Officer

Jim Hickey

Director of Group Finance

Appendix 1: Proforma of Roll forward of forbearance treatments in the period

Retail Ireland Mortgages:

31 December 2013

Formal forbearance treatments - Retail Ireland mortgages

(before impairment provisions)

Forbearance Type
	Full Interest		Reduced Payment		Term Extension		Capitalisation of arrears		Other		All loans
	Balance	Number	Balance	Number	Balance	Number	Balance	Number	Balance	Number	Balance	Number
	€m	of accounts	€m	of accounts	€m	of accounts	€m	of accounts	€m	of accounts	€m	of accounts

ROI Mortgages
Opening balance at 1 January 2013
New forbearance extended during the year
Exited forbearance during the year
Net transfers from/(to) other forborne treatments
Other including redeemed accounts and principal repayments
Closing balance at 31 December 2013

Retail UK Mortgages:

31 December 2013

Formal forbearance treatments - Retail UK mortgages

(before impairment provisions)

Forbearance Type
	Full Interest		Term Extension		Capitalisation of arrears		Other		All loans
	Balance	Number	Balance	Number	Balance	Number	Balance	Number	Balance	Number
	£m	of accounts	£m	of accounts	£m	of accounts	£m	of accounts	£m	of accounts

Total UK Mortgages
Opening balance at 1 January 2013
New forbearance extended during the year
Exited forbearance during the year
Net transfers from/(to) other forborne treatments
Other including redeemed accounts and principal repayments
Closing balance at 31 December 2013

Non-mortgage forbearance:

31 December 2013

Formal forbearance treatments - Non-mortgage forbearance

(before impairment provisions)

Forbearance Type
	Term Extension	Non- enforcement or variation of covenants	Facilities in breach or terms placed on demand	Reduced payment (full interest)	Reduced payment (greater than full interest)	Capitalisation of arrears	Other	All loans
	Balance	Balance	Balance	Balance	Balance	Balance	Balance	Balance
	€m	€m	€m	€m	€m	€m	€m	€m

Total Property & Construction
Opening balance at 1 January 2013
New forbearance extended during the year
Exited forbearance during the year
Net transfers from/(to) other forborne treatments
Other including redeemed accounts and principal repayments
Closing balance at 31 December 2013

Non-property SME and corporate
Opening balance at 1 January 2013
New forbearance extended during the year
Exited forbearance during the year
Net transfers from/(to) other forborne treatments
Other including redeemed accounts and principal repayments
Closing balance at 31 December 2013

Consumer
Opening balance at 1 January 2013
New forbearance extended during the year
Exited forbearance during the year
Net transfers from/(to) other forborne treatments
Other including redeemed accounts and principal repayments
Closing balance at 31 December 2013